VIA EDGAR
July 13, 2015
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond – Calvert Responsible Index Series, Inc. and The Calvert Fund

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 under the Investment Company Act of 1940 are the following Riders updating Item 1 of the joint fidelity bond originally filed with the Securities and Exchange Commission:

1.	Rider No. 14 to change the Insured names listed therein;

2.	Rider No. 15 to add Calvert U.S. Large Cap Growth Responsible Index Fund and Calvert U.S. Large Cap Value Responsible Index Fund therein;

3.	Rider No. 16 to remove the Insured therein.

If you have any questions regarding this submission, please do not hesitate to contact me at (301) 951 4858.

Sincerely,
/s/ Ivy Wafford Duke
Vice President and Acting General Counsel

Enclosure

Schedule A

                  Calvert Investments, Inc.
                  Calvert Investment Services, Inc.
                  Calvert Investment Administrative Services, Inc.
                  Calvert Investment Distributors, Inc.
                  Calvert Management Series, a series fund consisting of:
o        Calvert Tax-Free Bond Fund
o        Calvert Unconstrained Bond Fund
                  Calvert Social Investment Fund, a series fund consisting of:
o        Calvert Aggressive Allocation Fund
o        Calvert Balanced Portfolio
o        Calvert Bond Portfolio
o        Calvert Large Cap Core Portfolio
o        Calvert Conservative Allocation Fund
o        Calvert Equity Portfolio
o        Calvert Moderate Allocation Fund
                  The Calvert Fund, a series fund consisting of:
o        Calvert Short Duration Income Fund
o        Calvert Income Fund
o        Calvert High Yield Bond Fund
o        Calvert Long-Term Income Fund
o        Calvert Ultra-Short Income Fund
                  Calvert World Values Fund, Inc., a series fund consisting of:
o        Calvert Emerging Markets Equity Fund
o        Calvert Capital Accumulation Fund
o        Calvert International Equity Fund
o        Calvert International Opportunities Fund
                  Calvert Variable Products, Inc., a series fund consisting of:
o        VP SRI Large Cap Value Portfolio
o        VP S&P 500 Index Portfolio
o        VP S&P MidCap 400 Index Portfolio
o        VP Nasdaq 100 Index Portfolio
o        VP Russell 2000 Small Cap Index Portfolio
o        VP EAFE International Index Portfolio
o        VP Investment Grade Bond Index Portfolio
o        VP Natural Resources Portfolio
o        Calvert VP Volatility Managed Moderate Portfolio
o        Calvert VP Volatility Managed Moderate Growth Portfolio
o        Calvert VP Volatility Managed Growth Portfolio
                  Calvert Responsible Index Series, Inc., a series fund consisting of:
o        Calvert U.S. Large Cap Core Responsible Index Fund
o        Calvert U.S. Large Cap Growth Responsible Index Fund
o        Calvert U.S. Large Cap Value Responsible Index Fund

     Calvert Impact Fund, Inc., a series fund consisting of:
o        Calvert Global Water Fund
o        Calvert Small Cap Fund
o        Calvert Global Energy Solutions Fund
o        Calvert Green Bond Fund
                  Calvert SAGE Fund
o        Calvert Large Cap Value Fund
o        Calvert Equity Income Fund
                  Calvert Variable Series, Inc., a series fund consisting of:
o        VP SRI Balanced Portfolio
o        VP SRI Mid Cap Growth Portfolio

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED                                            BOND NUMBER

Calvert Investment Management, Inc.                        90081114B

EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

June 19, 2015         October 1, 2014 to October 1, 2015         /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Calvert Social Index Series, Inc.

is changed to:

Calvert Responsible Index Series, Inc.

◦	Calvert Social Index Fund a series fund of:
Calvert Social Index Series, Inc.

is changed to:

◦	Calvert US Large Cap Core Responsible Index Fund, a series fund of:
Calvert Responsible Index Series, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN8.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED                                            BOND NUMBER

Calvert Investment Management, Inc.                        90081114B

EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

June 19, 2015         October 1, 2014 to October 1, 2015         /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

◦	Calvert US Large Cap Growth Responsible Index Fund

◦	Calvert US Large Cap Value Responsible Index Fund, each a series fund of:
Calvert Responsible Index Series, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED                                            BOND NUMBER

Calvert Investment Management, Inc.                        90081114B

EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

April 30, 2015         October 1, 2014 to October 1, 2015         /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

◦	Calvert Government Fund, a series fund of:
The Calvert Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN2.0-00(1/02)